UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Mylan N.V.

(Name of Issuer)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N59465 109

(CUSIP Number)

Hubert L. Allen

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064-6092

(224) 667-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Craig A. Roeder

Baker & McKenzie LLP

300 Randolph Street

Chicago, Illinois 60601

(312) 861-8000

April 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. N59465 109		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] Abbott Laboratories (I.R.S. Identification No. 36-0698440)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Fund OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 69,750,000

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 69,750,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,750,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.25%

14	Type of Reporting Person CO

CUSIP No. N59465 109		13D

1	Names of Reporting Persons Abbott Established Products Holdings (Gibraltar) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 62,782,018

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 62,782,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,782,018

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.83%

14	Type of Reporting Person CO

CUSIP No. N59465 109		13D

1	Names of Reporting Persons Abbott Investments Luxembourg S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 6,967,982

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 6,967,982

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,967,982

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.42%

14	Type of Reporting Person CO

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the ordinary shares, nominal value €0.01 per share (the “Ordinary Shares”), of Mylan N.V., a public limited company (naamloze vennootschap) incorporated under the laws of the Netherland (the “Issuer”), and amends the Statement on Schedule 13D filed by Abbott Laboratories (“Abbott”), Abbott Established Products Holdings (Gibraltar) Limited (“Abbott Gibraltar”), Abbott Investments Luxembourg S.à r.l. (“Abbott Luxembourg” and together with Abbott and Abbott Gibraltar, the “Reporting Persons” and each, a “Reporting Person”) and Laboratoires Fournier S.A.S. on March 6, 2015, as amended by Amendment No. 1 thereto filed by the Reporting Persons and Laboratoires Fournier S.A.S. on April 6, 2015 (as so amended, the “Initial Statement,” and together with this Amendment No. 2, the “Statement”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Initial Statement. Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings set forth in the Initial Statement.

Item 4.	Purpose of Transaction.

This Amendment No. 2 amends Item 4 of the Initial Statement by inserting the following before the last paragraph of Item 4:

“Exercise of Option

Pursuant to the Underwriting Agreement, Abbott Luxembourg, for no additional consideration, granted the Underwriters a 30-day option to purchase up to an additional 5,250,000 Ordinary Shares at a price of $56.89125 per Ordinary Share. On April 7, 2015, the representatives of the Underwriters delivered notice of their exercise of the foregoing option in full.  The sale of Ordinary Shares pursuant to the exercise of the option was completed on April 10, 2015.”

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 2 amends and restates paragraph 1 of Item 5 of the Initial Statement as set forth below:

“Upon completion of the exercise of the option granted to the Underwriters pursuant to the Underwriting Agreement, the Reporting Persons beneficially own an aggregate of 69,750,000 Ordinary Shares, representing approximately 14.25% of the outstanding Ordinary Shares. The foregoing percentage beneficial ownership is based on a total of 489,406,234 Ordinary Shares outstanding as of March 26, 2015, as reported by the Issuer in its prospectus supplement dated March 31, 2015 under the automatic shelf registration statement on Form S-3 (333-202345) filed by the Issuer with the Commission on February 27, 2015.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 2 amends Item 6 of the Initial Statement by inserting the following after the last paragraph of Item 6:

“See the description set forth in Item 4 of this Amendment No. 2, which is incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Statement:

Exhibit	Description

Exhibit A

Underwriting Agreement dated March 31, 2015 among the Subsidiaries, Morgan Stanley & Co. LLC and Goldman Sachs & Co., as representatives of the several underwriters named therein, and the Issuer (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 6, 2015)

Exhibit B	Joint Filing Agreement dated as of February 27, 2015 among the Reporting Persons and Laboratoires Fournier S.A.S. (previously filed with the Commission as Exhibit B to the Initial Statement)

Exhibit C	Powers of Attorney (previously filed with the Commission as Exhibit C to the Initial Statement)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2015

ABBOTT LABORATORIES

By:	/s/ Hubert L, Allen
Name:	Hubert C. Allen
Title:	Executive Vice President, General Counsel and Secretary

ABBOTT ESTABLISHED PRODUCTS HOLDINGS (GIBRALTAR) LIMITED

By	/s/ Hubert L. Allen
Name:	Hubert L. Allen
Title:	Attorney-in-fact for Thomas C. Freyman, Authorized Representative

ABBOTT INVESTMENTS
LUXEMBOURG S.À R.L.

By	/s/ Hubert L. Allen
Name:	Hubert L. Allen
Title:	Attorney-in-fact for Thomas C. Freyman, Class A Manager